I.CERTIFICATION OF THE PERSON RESPONSIBLE FOR THE HALF-YEAR FINANCIAL REPORT
“I hereby certify that, to my knowledge, the condensed financial statements for the six-month period ended June 30, 2021 were prepared in accordance with applicable accounting principles and give a fair view of assets, financial position and results of the Company and all companies included in the scope of consolidation, and the half-year business report attached provides an accurate picture of the significant events during the first six months of the financial year, of their impact on the half-year financial statements, of the major transactions with related parties as well as a description of the main risks and uncertainties for the remaining six months of the financial year.”
Lyon, September 20, 2021
Gil BEYEN
Chief Executive Officer

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II.BUSINESS REPORT
2.1MAJOR EVENTS OF THE PERIOD
Business
January 2021:
•The Company announced the first patient enrolled in a Phase 1 investigator sponsored trial (IST), named rESPECT, of eryaspase for the first-line treatment of pancreatic cancer. The rESPECT Phase 1 IST will be conducted by Dr Marcus Noel (Associate Professor of Medicine at Georgetown University, Washington DC, USA). The trial will enroll patients who have received no prior chemotherapy for the treatment of locally advanced or metastatic pancreatic cancer.
February 2021:
•The Company announced that TRYbeCA-1, a Phase 3 clinical trial evaluating eryaspase in second-line pancreatic cancer, will continue without modification following a planned interim superiority analysis conducted by an Independent Data Monitoring Committee (IDMC).
April 2021:
•The Company announced the completion of enrollment of the first treatment cohort and the escalation to the next and potentially final dose level in the rESPECT Phase 1 IST.
•The Company announced the initiation of the process of seeking marketing approval from the U.S. Food and Drug Administration for its lead product candidate eryaspase in patients with acute lymphoblastic leukemia (ALL) who developed hypersensitivity reactions to PEG-asparaginase based on the positive results of the NOPHO-sponsored Phase 2 clinical trial.
Financing
February 2021:
•The Company sold 744,186 shares under the at-the-market (“ATM”) program, for gross proceeds of approximately €6.6 million ($8.0 million).
March 2021:
•As part of the convertible notes’ agreement signed in June 2020, the Company issued a tranche of €3.0 million (60 OCABSA) on March 2, 2021.
April 2021:
•The Company announced a $30.0 million Registered Direct Offering. The Company entered into definitive agreements with several health-care focused institutional and accredited investors for the purchase and sale of 1,034,483 units (“Units”), each Unit consisting of four ordinary shares in the form of American Depositary Shares (each an “ADS”) and three warrants, each to purchase one ordinary share (each a “Warrant”), in a Registered Direct Offering. The subscription price for 1 Unit is $29.00 (€24.03), corresponding to $7.25 (€6.01) per ADS and associated 0.75 warrant. Each ADS represents the right to receive one ordinary share, €0.10 nominal value, of the Company. The Warrants have an exercise price of €7.50 ($9.05) per share, will be immediately exercisable upon issuance and will expire two years from the issuance date. The closing of the offering occurred on May 4, 2021.
May 2021:
•As part of the convertible notes’ agreement signed in June 2020, the Company issued a tranche of €3.0 million (60 OCABSA) on May 19, 2021.
2.2ACTIVITIES OF THE GROUP
We are a clinical-stage biopharmaceutical company developing innovative therapies for severe forms of cancer and orphan diseases. Leveraging our proprietary ERYCAPS platform, which uses a novel technology to encapsulate therapeutic drug substances inside erythrocytes, or red blood cells, or RBC, we are developing a pipeline of product candidates for patients with high unmet medical needs. Our lead product candidate eryaspase, which we also refer to as GRASPA, targets the metabolism of cancer cells by depriving them of asparagine, an amino acid necessary for their survival and critical in maintaining the cells’ rapid
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growth rate. We are currently developing eryaspase for the treatment of patients with severe tumors, including pancreatic cancer, acute lymphoblastic leukemia, or ALL, and triple negative breast cancer, or TNBC.
In 2018, we initiated a pivotal Phase 3 clinical trial of eryaspase for the treatment of second-line advanced pancreatic cancer patients. Patient enrollment in this trial, which we refer to as the TRYbeCA-1 trial, began in September 2018 in Europe. The U.S. Food and Drug Administration, or FDA, approved our Investigational New Drug, or IND, application in May 2019, and the TRYbeCA-1 trial opened for patient enrollment in the United States in October 2019. We have obtained clinical trial authorizations in the United States and from 11 European countries and have conducted the clinical trial at close to 90 clinical sites in Europe and in the United States. In April 2020, the FDA granted eryaspase Fast Track Designation as a potential second-line treatment for patients with metastatic pancreatic cancer. Eryaspase has also received orphan drug designation, or ODD, for pancreatic cancer in both the United States and Europe. We completed the patient enrollment in the TRYbeCA-1 trial in January 2021. A total of 512 patients participated in the trial, slightly above the target enrollment of 482 patients. In February 2021, an interim efficacy and safety superiority analysis was performed by an Independent Data Monitoring Committee, or IDMC. We published the results from the interim superiority analysis from the TRYbeCA-1 trial on February 8, 2021. Based on such analysis, the trial is continuing toward a final analysis, which is expected in the fourth quarter of 2021
We are also supporting a Phase 1 investigator-sponsored clinical trial, or IST, which we refer to as the rESPECT trial, evaluating the safety of eryaspase in combination with modified FOLFIRINOX for the treatment of first-line advanced pancreatic cancer patients. The Georgetown Lombardi Comprehensive Cancer Center is the sponsor of this trial. We announced the enrollment of the first patient in this trial in January 2021, and two more patients were enrolled in February 2021, completing the first treatment cohort of three patients. After review of the safety data, the dose escalation committee concluded that no dose-limiting toxicity was observed in the first cohort treated after which the trial was escalated to the next and potentially maximum tolerated dose cohort. We plan to enroll a total of 18 patients in the trial. The rESPECT IST trial is expected to determine the maximum tolerated dose by the end of 2021.
We launched a proof-of-concept Phase 2 clinical trial in TNBC in Europe, which we refer to as the TRYbeCA-2 trial, in the fourth quarter of 2018. The trial is enrolling patients in three European countries. We expect to report initial (interim) data from the TRYbeCA-2 trial in the first half of 2022.
We are also supporting a Phase 2 clinical trial initiated and sponsored by investigators of the Nordic Society of Pediatric Hematology and Oncology, or NOPHO. This trial is evaluating the safety and pharmacological profile of eryaspase in ALL patients, who developed hypersensitivity reactions to pegylated L-asparaginase. In December 2020, positive results from the trial were presented at the American Society of Hematology 2020 Annual Meeting. The trial was conducted at 21 clinical sites in the Nordic and Baltic countries of Europe and enrolled 55 patients. The primary objective of the trial was enzyme activity of eryaspase. Results from the NOPHO-sponsored Phase 2 clinical trial demonstrated that eryaspase in combination with chemotherapy, administered every two weeks, provides a sustained asparaginase enzyme activity level, and is generally well tolerated with few hypersensitivity reactions. We are in discussions with the FDA to evaluate the possibility of pursuing regulatory approval for eryaspase in the United States in this indication based on this IST Phase 2 clinical trial. In April 2021, we announced that we have requested a pre-BLA meeting to discuss a potential Biologics License Application, or BLA, submission. The pre-BLA meeting took place in June 2021. Based on the discussions and the totality of the information available to date, we believe our regulatory package can potentially support an approval of eryaspase in hypersensitive ALL patients. Pending successful completion of remaining steps, we anticipate filing a BLA in the fourth quarter of 2021. In July 2021, eryaspase was granted Fast Track Designation by the FDA for the treatment of ALL patients who have developed hypersensitivity reactions to E.Coli-derived asparaginase.
In addition to the encapsulation of L-asparaginase, we believe that our ERYCAPS platform has broad potential application and can be used to encapsulate a wide range of therapeutic agents for which long-circulating therapeutic activity or rapid and specific targeting is desired. For example, we developed erymethionase, a preclinical product candidate which encapsulates methionine-γ-lyase in RBC and is designed to target the amino acid metabolism of cancer cells and induce tumor starvation. We intend to continue to work on the development of erymethionase as well as potential other therapeutic strategies based on methionine depletion, depending on financial resources and business strategy. We have also developed two preclinical programs aimed at maximizing the value creation potential of our ERYCAPS program, which we believe may result in attractive partnering opportunities: enzyme replacement and immune modulation. As part of our value creation strategy, in June 2019, we entered into a collaboration with SQZ Biotechnologies, a cell therapy company developing novel treatments in multiple therapeutic areas, to focus on the development of novel red blood cell-based therapeutics for the treatment of immuno-oncology and tolerance induction.
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2.3RESULTS
Operating income
To date, we have not generated any revenue from the sale of our products given our stage of development.

(in thousands of €)	FOR THE SIX MONTHS ENDED JUNE 30,
	2020	2021
Revenues	—	—
Other income
Research Tax Credit	1,674	2,132
Subsidies	15	41
Revenues from licenses or other contracts	160	97
Operating income	1,849	2,270
During the first half of 2020, we received from BPI France a reimbursable advance of €2,979 thousand and a subsidy of €294 thousand under the TEDAC project, reducing the Research Tax Credit by €538 thousand.
Operating expenses
Our research and development expenses are broken down as follows:

(in thousands of €)	FOR THE SIX MONTHS ENDED JUNE 30,		CHANGE
	2020	2021
ERYASPASE	14,343	9,722	(32%)
ERYMETHIONASE	19	24	26%
IMMUNOTHERAPIES	2	—	(100%)
ENZYME THERAPIES	—	—	—%
Direct research and development expenses	14,364	9,746	(32%)
Consumables	1,472	1,111	(25%)
Rental and maintenance	650	748	15%
Services, subcontracting and consulting fees	2,103	1,237	(41%)
Personnel expenses	8,143	8,179	—%
Depreciation and amortization expense	2,095	2,160	3%
Other	19	28	47%
Indirect research and development expenses	14,482	13,463	(7%)
Research and development expenses (2)	28,846	23,209	(20%)
The decrease in our research and development expenses is mainly due to a decrease in costs related to eryaspase due to the completion of enrollment in the Phase 3 clinical trial for the treatment of pancreatic cancer (TRYbeCA-1) in January 2021.

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Our general and administrative expenses are broken down as follows:

	FOR THE SIX MONTHS ENDED JUNE 30,		CHANGE
(in thousands of €)	2020	2021
Consumables	89	94	6%
Rental and maintenance	483	578	20%
Services, subcontracting, and consulting fees	3,433	3,292	(4%)
Personnel expenses	3,635	3,307	(9%)
Depreciation and amortization expense	341	333	(2%)
Other	391	423	8%
General and administrative expenses	8,372	8,027	(4%)
Financial income (loss)

(in thousands of €)	FOR THE SIX MONTHS ENDED JUNE 30,
	2020	2021
Financial income	672	2,807
Financial expenses	(265)	(1,791)
Financial income (loss)	407	1,016
Our financial income (loss) is mainly comprised of:
•Net foreign currency gains of €542 thousand in 2020 and €1,436 thousand in 2021. The increase is due to an appreciation in the U.S. dollar against the euro over the periods presented;
•A net expense of €170 thousand in 2021 due to the recognition of the convertible notes agreement signed with European High Growth Opportunities Securitization Fund in accordance with IFRS 9 (no corresponding charge during the first half of 2020).
Cash flows
Our cash and cash equivalents were €46.3 million as of June 30, 2021 compared to €44.4 million as of December 31, 2020, representing a cash increase of €1.9 million during the first half of 2021 against a cash utilization of €27.7 million during the same period in 2020.

	FOR THE SIX MONTHS ENDED JUNE 30,
(in thousands of €)	2020	2021
Net cash flows used in operating activities	(29,249)	(32,613)
Net cash flows used in investing activities	(1,132)	(274)
Net cash flows from (used in) financing activities	2,256	34,056
Exchange rate effect on cash in foreign currency	385	708
Net increase (decrease) in cash and cash equivalents	(27,740)	1,877
The increase in our net cash flows used in operating activities during the period presented is linked to the combination of :
•A decrease of our negative operating cash flows before change in working capital in the amount of €6.6 million, primarily due to the completion of enrollment in the Phase 3 clinical trial for the treatment of pancreatic cancer (TRYbeCA-1) in January 2021.
•An increase of the impact of the working capital in the amount of €10.0 million, mainly linked to the time lag between the accrual for hospital costs and the receipt of invoices.
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During the first half of 2021, our net cash flows from financing activities are primarily the result of :
•Net proceeds received as part of the Registered Direct Offering (€22.9 million) and shares sold under the at-the-market (“ATM”) program (€6.4 million) ;
•The issuance of two tranches of convertible notes, in a total gross amount of €6.0 million.
2.4PROGRESS AND OUTLOOK
In the second half of 2021, we will continue to focus on our late-stage clinical development programs, and expect to report the following key milestones:
•Read-out of the top-line results of the TRYbeCA-1 Phase 3 clinical trial of eryaspase in second-line pancreatic cancer, currently expected in the fourth quarter of 2021.
•Submission of a BLA to apply for approval for eryaspase in the treatment of ALL patients who developed hypersensitivity reactions to pegylated asparaginase. Pending successful completion of remaining activities, we currently expect to submit the BLA by the end of 2021.
•Détermination of the Maximum Tolerable Dose (MTD) in the rESPECT Phase 1, clinical trial with eryaspase in first-line pancreatic cancer.
•Initial (interim) data of the Phase 2 clinical trial with eryaspase in TNBC, currently expected in the first half of 2022.
2.5EVENTS AFTER THE CLOSE OF THE REPORTING PERIOD
July 2021:
•The Company announced its intention to move forward towards the submission of a BLA to the US Food and Drug Administration (FDA) for eryaspase in hypersensitive acute lymphoblastic leukemia (ALL) patients following feedback from the agency in a pre-BLA meeting.
•The U.S. Food and Drug Administration (FDA) granted eryaspase Fast Track designation for the treatment of acute lymphocytic leukemia (ALL) patients who have developed hypersensitivity reactions to E. coli-derived pegylated asparaginase (PEG-ASNase).
July / August 2021:
•As part of the convertible notes’ agreement signed in June 2020, the Company issued two tranches of €3.0 million (60 OCABSA) each on July 22, 2021 and August 24, 2021, respectively.
2.6TRANSACTIONS WITH RELATED PARTIES
Transactions with related parties are consistent with those set out in items 6.B “Compensation” and 7.B “Related party transactions” of the Company’s Annual Report on Form 20- F for the year ended December 31, 2020 filed with the United States Securities and Exchange Commission (“SEC”) on March 8, 2021 (the “2020 Annual Report”).
The remuneration of directors and other members of the executive committee is disclosed in the note 5 of the Company’s unaudited interim condensed consolidated financial statements.
2.7RISK FACTORS
The risks and uncertainties likely to have a significant impact on the Company’s financial situation and results are consistent with those set out in Item 3.D “Risk factors” of the Annual Report on Form 20- F filed with the SEC on March 8, 2021.
The Company does not anticipate any changes in these risk factors during the second half of 2021.
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III.CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME (LOSS)

(Amounts in thousands of euros, except loss per share)		06/30/2020	06/30/2021
	Notes	(6 months)	(6 months)
Revenues		—	—
Other income	3.1	1,849	2,270
Operating income		1,849	2,270
Research and development	3.2.1	(28,846)	(23,209)
General and administrative	3.2.2	(8,372)	(8,027)
Operating expenses		(37,218)	(31,236)
Operating loss		(35,369)	(28,966)
Financial income	3.4	672	2,807
Financial expenses	3.4	(265)	(1,791)
Financial income (loss)		407	1,016
Income tax		—	(2)
Net loss		(34,962)	(27,952)
Basic / Diluted loss per share (€/share)	3.5	(1.95)	(1.22)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	06/30/2020	06/30/2021
(Amounts in thousands of euros)	(6 months)	(6 months)
Net loss	(34,962)	(27,952)
Elements that may be reclassified subsequently to income (loss)
Currency translation adjustment	(16)	(153)
Elements that may not be reclassified subsequently to income (loss)
Remeasurement of defined benefit liabilities	25	42
Tax effect	—	—
Other comprehensive income (loss)	9	(111)
Comprehensive income (loss)	(34,953)	(28,063)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As of
(Amounts in thousands of euros)	Notes	December 31, 2020	June 30, 2021
ASSETS
Non-current assets
Intangible assets		589	583
Property, plant and equipment	4.1	20,862	19,818
Right of use	4.2	8,228	7,278
Other non-current assets		1,091	1,091
Total non-current assets		30,770	28,770
Current assets
Other current financial assets		59	516
Trade and other receivables	4.3	4	14
Other current assets	4.3	5,123	8,185
Cash and cash equivalents	4.4	44,446	46,323
Total current assets		49,632	55,038
TOTAL ASSETS		80,402	83,808

		As of
(Amounts in thousands of euros)	Notes	December 31, 2020	June 30, 2021
LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders’ equity
Share capital		2,006	2,644
Premiums related to share capital		120,705	86,209
Reserves		(24,616)	(26,130)
Translation reserve		1,744	1,591
Net loss for the period		(73,300)	(27,952)
Total shareholders’ equity	4.5	26,539	36,362
Non-current liabilities
Provisions - non-current portion		652	681
Financial liabilities – non-current portion	4.6	14,379	14,452
Derivative liabilities - non current portion	4.6.1	288	69
Lease liabilities - non-current portion	4.7	9,197	8,815
Total Non-current liabilities		24,516	24,017
Current liabilities
Financial liabilities – current portion	4.6	2,265	229
Derivative liabilities - current portion	4.6.1	129	3
Lease liabilities - current portion	4.7	1,607	1,732
Trade and other payables	4.8	20,910	17,639
Other current liabilities	4.8	4,436	3,826
Total current liabilities		29,347	23,429
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		80,402	83,808

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

		06/30/2020	06/30/2021
(Amounts in thousands of euros)	Notes	(6 months)	(6 months)
Cash flows from operating activities
Net loss		(34,962)	(27,952)
Reconciliation of net loss and the cash used for operating activities
Gain or loss on exchange		(463)	(1,436)
Amortization and depreciation		2,509	2,494
Provision		(7)	71
Change in fair value of derivative liabilities		—	(750)
Expenses related to share-based payments	3.3	384	707
Gain or loss on disposal		(8)	—
Interest expense (income)	3.4	228	1,182
Income tax expense (income)		—	2
Operating cash flow before change in working capital		(32,319)	(25,682)
(Increase) decrease in inventories		(28)	—
(Increase) decrease in trade and other receivables	4.3	35	(10)
(Increase) decrease in other current assets	4.3	(162)	(2,686)
Increase (decrease) in trade and other payables	4.8	3,041	(3,639)
Increase (decrease) in other current liabilities	4.8	184	(594)
Change in working capital		3,070	(6,929)
Income tax paid		—	(2)
Net cash flow used in operating activities		(29,249)	(32,613)
Cash flows from investing activities
Acquisition of property, plant and equipment		(874)	(146)
Acquisition of intangible assets		(82)	—
Increase in non-current & current financial assets		(262)	(130)
Disposal of property, plant and equipment		86	—
Decrease in non-current & current financial assets		—	2
Net cash flow used in investing activities		(1,132)	(274)
Cash flows from financing activities
Capital increases, net of transaction costs	4.5	118	29,320
Subscription of warrants		12	—
Proceeds from borrowings, net of transaction costs	4.6	2,979	5,712
Repayment of borrowings		(62)	—
Allowance received from a lessor		194	—
Repayment of lease liability (IFRS 16)	4.9	(810)	(830)
Interests received (paid)		(175)	(146)
Net cash flow from (used in) financing activities		2,256	34,056
Exchange rate effect on cash in foreign currency		385	708
Increase (Decrease) in cash and cash equivalents		(27,740)	1,877
Net cash and cash equivalents at the beginning of the period	4.4	73,173	44,446
Net cash and cash equivalents at the closing of the period	4.4	45,433	46,323

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW OF CHANGES IN SHAREHOLDERS' EQUITY

(Amount in thousands of euros, except number of shares)	Share capital	Premiums related to the share capital	Reserves	Translation reserve	Net (income) loss	Total shareholders’ equity
As of December 31, 2019	1,794	281,688	(136,607)	1,344	(62,659)	85,560
Net loss for the period					(34,962)	(34,962)
Other comprehensive income			25	(16)		9
Total comprehensive income (loss)	—	—	25	(16)	(34,962)	(34,953)
Allocation of prior period loss		(54,208)	(8,451)		62,659	—
Allocation of reserves on premiums		(119,282)	119,282			—
Issue of ordinary shares	2	117				119
Share-based payment			384			384
As of June 30, 2020	1,796	108,315	(25,367)	1,328	(34,962)	51,110

As of December 31, 2020	2,006	120,705	(24,616)	1,744	(73,300)	26,539
Net loss for the period					(27,952)	(27,952)
Other comprehensive income			42	(153)		(111)
Total comprehensive income (loss)	—	—	42	(153)	(27,952)	(28,063)
Allocation of prior period loss		(71,037)	(2,263)		73,300	—
Issue of ordinary shares (1)	638	39,196				39,834
Transaction costs (2)		(2,655)				(2,655)
Share-based payment			707			707
As of June 30, 2021	2,644	86,209	(26,130)	1,591	(27,952)	36,362
(1)Includes €24,869 thousand related to the Registered Offering, €6,616 thousand to shares sold under the at-the-market (“ATM”) program (refer to note 4.5) and €8,350 thousand linked to the conversion of convertible notes (refer to note 4.6.1).
(2)Includes €2,414 thousand related to the Registered Offering and €241 thousand to shares sold under the at-the-market (“ATM”) program.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The notes are an integral part of the accompanying unaudited interim condensed consolidated financial statements. The unaudited interim condensed consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on September 16, 2021.
1.DESCRIPTION OF THE BUSINESS
ERYTECH Pharma S.A. (“ERYTECH” and together with its subsidiary the “Company”) is incorporated in Lyon, France, and was founded in 2004 to develop and market innovative red blood cell-based therapeutics for cancer and orphan diseases. The Company’s most advanced product candidates is being developed for the treatment of pancreatic cancer.
The Company completed its initial public offering on Euronext Paris in May 2013, raising €17.7 million, and on the Nasdaq Global Select Market in November 2017, raising €124.0 million ($144.0 million) on a gross basis before deducting offering expenses.
The Company has incurred losses and negative cash flows from operations since its inception and had shareholders’ equity of €36,362 thousand as of June 30, 2021 as a result of several financing rounds, including an initial public offering. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant revenue from its product candidates in development. The COVID-19 pandemic and the measures decided by the governments of the countries in which the Company operates have resulted in a delay of 3 to 4 months in patient enrollment in the TRYbeCA-1 trial and thus in the interim analysis. The end of recruitment and interim analysis occurred in January 2021 and February 2021, respectively.
Substantial additional financing will be needed by the Company to fund its operations and to commercially develop its product candidates. The situation on the financial markets and the delay in the TRYbeCA-1 trial due to the COVID-19 pandemic may impair the ability of the Company to raise capital when needed or on attractive terms in the future.
The Company’s future operations are highly dependent on a combination of factors, including: (i) the success of its research and development (in particular the results of the TRYbeCA1 trial expected in the fourth quarter of 2021) ; (ii) regulatory approval and market acceptance of the Company’s proposed future products; (iii) the timely and successful completion of additional financing; and (iv) the development of competitive therapies by other biotechnology and pharmaceutical companies. As a result, the Company is and should continue, in the short to mid-term, to be financed through partnership agreements for the development and commercialization of its drug candidates and through the issuance of new debt or equity instruments.
The accompanying unaudited interim condensed consolidated financial statements and related notes (the “Unaudited Interim Condensed Consolidated Financial Statements”) present the operations of ERYTECH Pharma S.A. and its subsidiary, ERYTECH Pharma, Inc.
Major events of the first half of 2021
Business
January 2021:
•The Company announced the first patient enrolled in a Phase 1 investigator sponsored trial (IST), named rESPECT, of eryaspase for the first-line treatment of pancreatic cancer. The rESPECT Phase 1 IST will be conducted by Dr Marcus Noel (Associate Professor of Medicine at Georgetown University, Washington DC, USA). The trial will enroll patients who have received no prior chemotherapy for the treatment of locally advanced or metastatic pancreatic cancer.
February 2021:
•The Company announced that TRYbeCA-1, a Phase 3 clinical trial evaluating eryaspase in second-line pancreatic cancer, will continue without modification following a planned interim superiority analysis conducted by an Independent Data Monitoring Committee (IDMC).
April 2021:
•The Company announced the completion of enrollment of the first treatment cohort and the escalation to the next and potentially final dose level in the rESPECT Phase 1 IST.
•The Company announced the initiation of the process of seeking marketing approval from the U.S. Food and Drug Administration for its lead product candidate eryaspase in patients with acute lymphoblastic leukemia (ALL) who developed hypersensitivity reactions to PEG-asparaginase based on the positive results of the NOPHO-sponsored Phase 2 clinical trial.

Financing
February 2021:
•The Company sold 744,186 shares under the at-the-market (“ATM”) program, for gross proceeds of approximately €6.6 million ($8.0 million).
March 2021:
•As part of the convertible notes’ agreement signed in June 2020, the Company issued a tranche of €3.0 million (60 OCABSA) on March 2, 2021.
April 2021:
•The Company announced a $30.0 million Registered Direct Offering. The Company entered into definitive agreements with several health-care focused institutional and accredited investors for the purchase and sale of 1,034,483 units (“Units”), each Unit consisting of four ordinary shares in the form of American Depositary Shares (each an “ADS”) and three warrants, each to purchase one ordinary share (each a “Warrant”), in a Registered Direct Offering. The subscription price for one Unit is $29.00 (€24.03), corresponding to $7.25 (€6.01) per ADS and associated 0.75 warrant. Each ADS represents the right to receive one ordinary share, €0.10 nominal value, of the Company. The Warrants have an exercise price of €7.50 ($9.05) per share, will be immediately exercisable upon issuance and will expire two years from the issuance date. The closing of the offering occurred on May 4, 2021.
May 2021:
•As part of the convertible notes’ agreement signed in June 2020, the Company issued a tranche of €3.0 million (60 OCABSA) on May 19, 2021.

2.ACCOUNTING RULES AND METHODS
2.1.Basis of preparation
The Interim Condensed Consolidated Financial Statements have been prepared in accordance with the underlying assumptions of going concern as the Company’s loss-making situation is explained by the innovative nature of the products developed, therefore involving a multi-year research and development phase. The Company has historically financed its growth by strengthening its equity in the form of capital increases and issuance of convertible bonds.
At the approval date of the Unaudited Interim Condensed Consolidated Financial Statements, the Board of Directors believes that the Company will be able to fund its operations into the third quarter 2022, considering:
•Cash and cash equivalents held by the Company amounted to €46.3 million as of June 30, 2021. They are composed of cash and term deposits readily available without penalty;
•The issuance of two tranches of convertibles notes of €3.0 million each in July 2021 and August 2021, as part of the financing agreement signed with Luxembourg-based European High Growth Opportunities Securitization Fund;
•The possibility to use the OCABSA agreement allowing a potential fundraising up to a maximum of €33.0 million until June 2022, subject to the regulatory limit of 20% dilution and to authorizations of the general meeting, representing approximately €15.0 million based on the closing market price the day before the approval date of the Unaudited Interim Condensed Consolidated Financial Statements (€5.04).
Considering the above factors and assumptions, the Company believes that it is able to fund its operations during the 12 months after the closing date.
From this date, the Company will have to find additional funding. Various financing sources are considered among the issuance of new debt or equity instruments and partnership agreements.
2.2.Statement of compliance
The Condensed Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and were approved and authorized for issuance by the Board of Directors of the Company on September 16, 2021.
Due to the listing of ordinary shares of the Company on Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the Unaudited Interim Condensed Consolidated Financial Statements of the Company are also prepared in accordance with IAS 34, Interim financial reporting, as adopted by the European Union (EU).
As of June 30, 2021, all IFRS that the IASB had published and that are mandatory are the same as those adopted by the EU and mandatory in the EU. As a result, the Unaudited Interim Condensed Consolidated Financial Statements comply with International Financial Reporting Standards as published by the IASB and as adopted by the EU.
As condensed financial statements, they do not include all information that would be required by the full IFRS standards. They must be read in conjunction with the consolidated financial statements for the year ended December 31, 2020.
Except for the standards applicable as of January 1, 2021 described below, the standards applied in the preparation of the Condensed Consolidated Financial Statements are the same as those applied to prepare the financial statements as of December 31, 2020.
The Company adopted the following standards, amendments and interpretations that are mandatory as of January 1, 2021:
•Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 - Interest Rate Benchmark Reform – Phase 2 ; and
•Amendment to IFRS 16 - Leases Covid 19-Related Rent Concessions
These new texts did not have any significant impact on the Company’s results or financial position. The standards and interpretations that are optionally applicable to the Company as of June 30, 2021 were not applied in advance.
Recently issued accounting pronouncements that may be relevant to the Company’s operations are as follows:
•Amendments to IAS 1 - Classification of liabilities as current or non-current;
•Amendments to IAS 16 - Property, Plant and Equipment - Proceeds before intended use ;
•Amendments to IAS 37 - Onerous contracts - cost of fulfilling a contract ;
•Amendments to IAS 1 - Disclosure of Accounting policies ;

•Amendments to IAS 8 - Definition of Accounting Estimates ;
•Amendments to IFRS 16 - Leases Covid-19-Related Rent Concessions beyond 30 June 2021 ;
•Amendments to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction ;
•Annual Improvements 2018-2020.

2.3Scope of consolidation
Details of the Company’s subsidiary as of June 30, 2021 are as follows:

	Date of incorporation	Percent of ownership interest	Accounting method
ERYTECH Pharma, Inc.	April 2014	100%	Consolidated
There was no change in the scope of consolidation during the period.
2.4Foreign currencies
Functional Currency and Translation of Financial Statements into Presentation Currency
The Unaudited Interim Condensed Consolidated Financial Statements are presented in euros, which is also the functional currency of the parent company, ERYTECH Pharma S.A.
The exchange rates used for the translation of the financial statements of ERYTECH Pharma, Inc. are as follows:

Exchange rate (USD per EUR)	06/30/2020	12/31/2020	06/30/2021
Weighted average rate	1.1015	1.1413	1.2057
Closing rate	1.1198	1.2271	1.1884
2.5Use of estimates and judgments
The preparation of the Unaudited Interim Condensed Consolidated Financial Statements in accordance with the rules prescribed by the IFRS requires the use of estimates and the formulation of assumptions having an impact on the financial statements. These estimates can be revised where the circumstances on which they are based change. The actual results may therefore differ from the estimates initially formulated. The main areas of estimates are described in the annual consolidated financial statements.
2.6Presentation of the statement of income (loss)
The Company presents its statement of income (loss) by function. As of today, the main activity of the Company is research and development. Consequently, only research and development expenses and general administrative expenses functions are considered to be representative of the Company's activity. This distinction reflects the analytical assignment of the personnel, external expenses and depreciation and amortization. The detail of the expenses by nature is disclosed in note 3.2.
2.7Segment reporting
In accordance with IFRS 8 “Operating Segments”, reporting by operating segment is derived from the internal organization of the Company’s activities; it reflects management’s viewpoint and is established based on internal reporting used by the chief operating decision maker (the Chief Executive Officer) to allocate resources and to assess performance.
Information per operating segment
The Company operates in a single operating segment: the conducting of research and development of innovative red blood cell-based therapeutics for cancer and orphan diseases in order to market them in the future.

Information per geographical segment

Revenues from external customers (amounts in thousands of euros)	06/30/2020	06/30/2021
	(6 months)	(6 months)
France	61	—
United States	99	97
Total	160	97
2.8Events after the close of the reporting period
July 2021:
•The Company announced its intention to move forward towards the submission of a BLA to the US Food and Drug Administration (FDA) for eryaspase in hypersensitive acute lymphoblastic leukemia (ALL) patients following feedback from the agency in a pre-BLA meeting.
•The U.S. Food and Drug Administration (FDA) granted eryaspase Fast Track designation for the treatment of acute lymphocytic leukemia (ALL) patients who have developed hypersensitivity reactions to E. coli-derived pegylated asparaginase (PEG-ASNase).
July / August 2021:
•As part of the convertible notes’ agreement signed in June 2020, the Company issued two tranches of €3.0 million (60 OCABSA) each on July 22, 2021 and August 24, 2021, respectively.

3.NOTES RELATED TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME (LOSS)
3.1Operating income
The Company does not generate any revenue from the sale of its products considering its stage of development.

(amounts in thousands of euros)	06/30/2020	06/30/2021
	(6 months)	(6 months)
Research Tax Credit	1,674	2,132
Subsidies	15	41
Revenues from licenses or other contracts	160	97
Total	1,849	2,270
During the first half of 2020, the Company received from BPI France a reimbursable advance of €2,979 thousand and a subsidy of €294 thousand under the TEDAC project, reducing the Research Tax Credit of €538 thousand.
3.2Operating expenses by nature
3.2.1Research and development expenses

For the six months ended June 30, 2020 (amounts in thousands of euros)	R&D	Clinical studies	Total
Consumables	62	2,699	2,761
Rental and maintenance	53	597	650
Services, subcontracting and fees	457	14,713	15,170
Personnel expenses	1,356	6,787	8,143
Depreciation, amortization & provision	106	1,991	2,097
Other	8	17	25
Total	2,042	26,804	28,846

For the six months ended June 30, 2021 (amounts in thousands of euros)	R&D	Clinical studies	Total
Consumables	82	2,114	2,196
Rental and maintenance	77	675	752
Services, subcontracting and fees	312	9,581	9,893
Personnel expenses	1,045	7,134	8,179
Depreciation, amortization & provision	177	1,983	2,160
Other	—	29	29
Total	1,693	21,516	23,209
The decrease in research and development expenses is mainly due to the decrease in external services, especially Contract Research Organization ("CRO") and hospital costs, linked to the completion of enrollment in the Phase 3 clinical trial for the treatment of pancreatic cancer (TRYbeCA-1) in January 2021.
3.2.2General and administrative expenses

(amounts in thousands of euros)	06/30/2020	06/30/2021
	(6 months)	(6 months)
Consumables	89	94
Rental and maintenance	483	578
Services, subcontracting and fees	3,433	3,292
Personnel expenses	3,635	3,307
Depreciation and amortization	341	333
Other	391	423
Total	8,372	8,027

3.3Personnel expenses
3.3.1Research and development expenses

For the six months ended June 30, 2020 (amounts in thousands of euros)	R&D	Clinical studies	Total
Wages and salaries	962	5,033	5,995
Share-based payments (employees and executives)	(38)	185	147
Social security expenses	432	1,569	2,001
Total personnel expenses	1,356	6,787	8,143

For the six months ended June 30, 2021 (amounts in thousands of euros)	R&D	Clinical studies	Total
Wages and salaries	700	5,256	5,956
Share-based payments (employees and executives)	55	295	350
Social security expenses	290	1,583	1,873
Total personnel expenses	1,045	7,134	8,179
The weighted average full-time employees (FTE) was 165 during the first half of 2020 and 155 during the first half of 2021.
3.3.2General and administrative expenses

(amounts in thousands of euros)	06/30/2020	06/30/2021
	(6 months)	(6 months)
Wages and salaries	2,482	2,140
Share-based payments (employees and executive management)	179	311
Social security expenses	974	856
Total personnel expenses	3,635	3,307
The weighted average full-time employees (FTE) was 41 during the first half of 2020 and 41 during the first half of 2021.

3.3.3 Share-based payments (IFRS 2)
Stock-options (“SO”) plan
The main assumptions used to determine the fair value of the plans granted during the first half of 2021 are:

Grant in June 2021
Number of options	57,000 SO2020
Exercise price	€4.78
Price of the underlying share	€4.37
Expected dividends	0.00%
Volatility (1)	44.30%
Expected term	6 years
6.5 years
Fair value of the plan (in thousands of euros)	96
(1)based on the historical volatility observed on the ERYP index on Euronext
Free shares (“AGA”) plan
The main assumptions used to determine the fair value of the plans granted during the first half of 2021 are:

Grant in June 2021
Number of shares	50,831 AGA2020
Price of the underlying share	€4.37
Expected dividends	0.00%
Volatility (1)	44.79%
Repo margin	5.00%
Maturity	5 years
Performance criteria	(2)
ERYP	€4.78
Performance multiple ("PM")	2
Fair value of the plan (in thousands of euros)	121
(1)based on the historical volatility observed on the ERYP index on Euronext
(2)performance criteria: progression of the quoted market share price between the grant date and the tranche acquisition date
•Tri: (ERYPi - ERYP) / (ERYP x (PM – 1)) with ERYPi is equal to the maximum between the share price at the acquisition date and the average price of the 20-quoted market share price days before the grant date discounted by 5%
•If TRi <=0% no shares granted are acquired
•If Tri>100% all the shares granted are acquired
•If 0%<TRi<100% shares granted are acquired following the TRi percentage
Breakdown of expenses

Plan name	Amount in P&L in euros thousands as of June 30, 2020	of which employees	of which executives	of which directors
AGA	167	120	47	—
BSA	29	—	—	29
SO	188	46	142	—
Total	384	166	189	29

Plan name	Amount in P&L in euros thousands as of June 30, 2021	of which employees	of which executives	of which directors
AGA	308	161	146	—
BSA	1	—	—	1
SO	398	107	290	—
Total	707	268	436	1
As of June 30, 2021, the outstanding equity instruments could lead to the issuance of 2,220,859 potential shares.

3.4Financial income (loss)

(amounts in thousands of euros)	06/30/2020	06/30/2021
	(6 months)	(6 months)
Income from short term deposits	3	11
Change in fair value of derivative liabilities (1)	—	750
Other financial income	669	2,046
Financial income	672	2,807
Amortized cost of convertible notes (1)	—	(919)
Financial expenses on lease liability	(178)	(156)
Interest expense related to borrowings	(54)	(158)
Other financial expenses	(33)	(558)
Financial expenses	(265)	(1,791)
Financial income (loss)	407	1,016
(1)Refer to note 4.6.1
Other income and expenses is mainly comprised of net foreign currency gains of €542 thousand during the first half of 2020 and €1,436 thousand during the first half of 2021.
3.5Basic earnings per share and diluted earnings (loss) per share

	06/30/2020	06/30/2021
	(6 months)	(6 months)
Net loss (in thousands of euros)	(34,962)	(27,952)
Weighted number of shares for the period (1)	17,942,117	22,842,857
Basic loss per share (€/share)	(1.95)	(1.22)
Diluted loss per share (€/share)	(1.95)	(1.22)
(1)after deduction of treasury shares (2,500 shares are held by the Company as treasury shares and recognized as a deduction of shareholders’ equity).

4.NOTES RELATED TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
4.1Property, plant and equipment

(amounts in thousands of euros)	General equipment, fixtures and fittings	Plant, equipment and tooling	Office equipment and computers	Assets under construction	Advance payment	TOTAL
GROSS VALUE
As of December 31, 2020	20,701	5,787	1,204	77	—	27,769
Increase	25	—	16	42	11	94
Decrease	—	—	(9)	—	—	(9)
FX rate impact	580	91	13	—	—	684
Reclassification	—	—	64	(53)	11	22
As of June 30, 2021	21,306	5,878	1,288	66	22	28,560

ACCUMULATED DEPRECIATION
As of December 31, 2020	(4,127)	(2,092)	(688)	—	—	(6,907)
Increase	(1,066)	(535)	(110)	—	—	(1,711)
Decrease	—	—	9	—	—	9
FX rate impact	(102)	(25)	(6)	—	—	(133)
Reclassification	—	—	—	—	—	—
As of June 30, 2021	(5,295)	(2,652)	(795)	—	—	(8,742)

NET VALUE
As of December 31, 2020	16,574	3,695	516	77	—	20,862
As of June 30, 2021	16,011	3,226	493	66	22	19,818

4.2Right of use

(amounts in thousands of euros)	Buildings	Plant, equipment and tooling	Transport equipment	Office equipment and computers	TOTAL
GROSS VALUE
As of December 31, 2020	10,846	954	73	118	11,991
Increase	—	376	3	—	379
Decrease	(1,715)	—	—	—	(1,715)
FX rate impact	145	5	—	—	150
Reclassification	—	—	—	—	—
As of June 30, 2021	9,276	1,335	76	118	10,805

ACCUMULATED DEPRECIATION
As of December 31, 2020	(2,649)	(954)	(42)	(118)	(3,763)
Increase	(726)	(37)	(12)	—	(775)
Decrease	1,050	—	—	—	1,050
FX rate impact	(38)	(1)	—	—	(39)
Reclassification	—	—	—	—	—
As of June 30, 2021	(2,363)	(992)	(54)	(118)	(3,527)

NET VALUE
As of December 31, 2020	8,197	—	31	—	8,228
As of June 30, 2021	6,913	343	22	—	7,278
The decrease is linked to the sublease of our premises in Cambridge, United States.
4.3Trade receivables and other current assets

(amounts in thousands of euros)	12/31/2020	06/30/2021
Trade and other receivables	4	14
Total trade and other receivables	4	14
Research Tax Credit	3,432	5,564
Other receivables (including tax and social receivables)	898	660
Net investment in a sublease	—	446
Prepaid expenses	793	1,515
Total other current assets	5,123	8,185
Research Tax Credit (Crédit d’Impôt Recherche or “CIR”)
As of June 30, 2021, the CIR receivable included the Research Tax Credit for the 2020 financial year and the CIR estimate for the first half of 2021.
Prepaid expenses
Prepaid expenses mainly related to advance payments for directors and officers' insurance (€1,026 thousand).
4.4Cash and cash equivalents

(amounts in thousands of euros)	12/31/2020	06/30/2021
Current account	34,348	41,221
Term deposits	10,098	5,102
Total cash and cash equivalents as reported in statement of financial position	44,446	46,323
Bank overdrafts	—	—
Total cash and cash equivalents as reported in statement of cash flow	44,446	46,323

As of December 31, 2020, term deposits included a term deposit of €10.0 million with a maturity of one month and deposits of €0.1 million convertible into cash immediately.
As of June 30, 2021, term deposits included a term deposit of €5.0 million with a maturity of one month and deposits of €0.1 million convertible into cash immediately.
4.5Shareholders’ equity
As of June 30, 2021, the capital of the Company consisted of 26,438,955 shares, fully paid up, with a nominal value of 0.10 euro.

Number of shares
As of December 31, 2020	20,057,562
Shares issued as part of the Registered Offering	4,137,932
Shares sold under the at-the-market (“ATM”) program	744,186
Conversion of convertible notes ("OCA")	1,493,320
Free shares acquired	5,955
As of June 30, 2021	26,438,955
In February 2021, the Company sold 744,186 shares under the at-the-market (“ATM”) program, for gross proceeds of €6.6 million (net proceeds of approximately €6.4 million).
In April 2021, the Company issued 4,137,932 shares as part of the Registered Offering, for gross proceeds of €24.9 million (net proceeds of approximately €22.5 million).
During the first half of 2021, the transaction costs amounted to €2.7 million (of which €2.4 million related to the Registered Offering and €0.2 million to shares sold under the at-the-market (“ATM”) program) and relates to bank fees, legal counsels, advisors and auditors’ fees.
4.6Financial liabilities

(amounts in thousands of euros)	Convertible notes	Conditional advances	Bank loans	Other	Total
As of December 31, 2020	2,169	4,421	10,019	35	16,644
Collection	5,712	—	—	—	5,712
Fair value of embedded derivatives	(404)	—	—	—	(404)
Amortized cost	919	66	92	—	1,077
Conversion	(8,350)	—	—	—	(8,350)
Repayment	—	—	—	—	—
FX rate impact	—	—	—	2	2
As of June 30, 2021	46	4,487	10,111	37	14,681
Financial liabilities by maturity

June 30, 2021 (in thousands of euros)	Less than one year	One to three years	Three to five years	More than five years	Total
Convertible notes	46	—	—	—	46
Conditional advances	—	—	—	4,487	4,487
Bank loans	182	3,526	5,099	1,304	10,111
Other	—	37	—	—	37
Total financial liabilities	228	3,563	5,099	5,791	14,681

4.6.1.Convertible notes
The Company issued 2 tranches of €3.0 million each on March 2, 2021 and May 19, 2021, respectively. During the first half of 2021, 167 OCA were converted into 1,493,320 shares. As of June 30, 2021, 1 OCA and 235,690 BSA are outstanding.
The average effective interest rate of the tranches issued during the first half of 2021 was 13.0%.
Fair value of the conversion option is estimated with a Monte-Carlo valuation model using the following main assumptions:

	12/31/2020	At the issuance date		06/30/2021
		Tranche 6	Tranche 7
Number of convertible notes	48	60	60	1
Estimated conversion price	€6.75	€6.94	€4.87	€3.73
Expected term	1 month	1 month	1 month	1 day
Fair value (in thousands of euros)	129	160	160	3
Fair value of the warrants is estimated with a Black & Scholes valuation model using the following main assumptions:

	12/31/2020	At the issuance date		06/30/2021
		Tranche 6	Tranche 7
Number of warrants	168,350	33,670	33,670	235,690
Price of the underlying share	€7.11	€7.30	€5.13	€3.93
Expected dividends	—%	—%	—%	—%
Volatility	58.11%	58.40%	62.24%	61.13%
Expected term	2 years	1 year, 10 months	1 year, 7 months	1 year, 6 months
Fair value (in thousands of euros)	288	59	25	69
Sensitivity analysis as of June 30, 2021
A change in the main assumptions used for the valuation of the conversion option would have no significant impact in the fair value.
A change in the following assumptions used for the valuation of the warrants could change the fair value as follows.

(in thousands of euros)	Price of the underlying share
Volatility	-10%	3.93	+10%
- 10 percentage points	25	38	54
61%	49	69	93
+10 percentage points	80	107	137
4.7Lease liabilities

(in thousands of euros)	Lease liabilities
As of December 31, 2020	10,804
Increase without cash impact	379
Repayment	(830)
Decrease without cash impact	—
FX rate impact	194
Capitalized interests	—
As of June 30, 2021	10,547

Lease liabilities by maturity

	Less than one year	One to three years	Three to five years	More than five years	Total
As of June 30, 2021	1,732	2,965	2,276	3,574	10,547

4.8Trade payables and other current liabilities

(amounts in thousands of euros)	12/31/2020	06/30/2021
Vendors	4,706	3,352
Vendors - accruals	16,204	14,287
Total trade and other payables	20,910	17,639
Social liabilities, taxation and social security	4,149	3,604
Fixed assets payables	86	33
Deferred revenue	148	120
Other payables	53	69
Total other current liabilities	4,436	3,826
Hospital costs accruals amounted to €10,770 thousand as of December 31, 2020 and €10,557 thousand as of June 30, 2021.
4.9 Financial instruments recognized in the consolidated statement of financial position and effect on net income (loss)

As of December 31, 2020 (amounts in thousands of euros)	Carrying amount on the statement of financial position (1)	Fair value through profit and loss	Fair value through other comprehensive income	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value
Other non-current assets	1,091			1,091		1,091
Other current financial assets	59			59		59
Trade and other receivables	4			4		4
Other current assets	4,330			4,330		4,330
Cash and cash equivalents (2)	44,446	44,446				44,446
Total financial assets	49,930	44,446	—	5,484	—	49,930
Financial liabilities - non current portion (3)	14,379				14,379	14,379
Derivative liabilities - non current portion (5)	288	288				288
Lease liabilities - non current portion (4)	9,197				9,197	9,197
Financial liabilities - current portion (3)	2,265				2,265	2,265
Derivative liabilities - current portion (5)	129	129				129
Lease liabilities - current portion (4)	1,607				1,607	1,607
Trade and other payables	20,910				20,910	20,910
Other current liabilities	4,288				4,288	4,288
Total financial liabilities	53,063	417	—	—	52,646	53,063

As of June 30, 2021 (amounts in thousands of euros)	Carrying amount on the statement of financial position (1)	Fair value through profit and loss	Fair value through other comprehensive income	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value
Other non-current assets	1,091			1,091		1,091
Other current financial assets	516			516		516
Trade and other receivables	14			14		14
Other current assets	6,669			6,669		6,669
Cash and cash equivalents (2)	46,323	46,323				46,323
Total financial assets	54,613	46,323	—	8,290	—	54,613
Financial liabilities - non current portion (3)	14,452				14,452	14,452
Derivative liabilities - non current portion (5)	69	69				69
Lease liabilities - non current portion (4)	8,815				8,815	8,815
Financial liabilities - current portion (3)	229				229	229
Derivative liabilities - current portion (5)	3	3				3
Lease liabilities - current portion (4)	1,732				1,732	1,732
Trade and other payables	17,639				17,639	17,639
Other current liabilities	3,706				3,706	3,706
Total financial liabilities	46,645	72	—	—	46,573	46,645
(1)The carrying amount of these assets and liabilities is a reasonable approximation of their fair value.
(2)Cash and cash equivalents are comprised of cash in bank and term deposit accounts, which are measured using level 1 measurements.
(3)The fair value of financial liabilities is determined using level 2 measurements.
(4)The fair value of lease liabilities is determined using level 2 measurements.
(5)The fair value of derivative liabilities is determined using level 3 measurements.
5.RELATED PARTIES
The Company’s related parties include the Chairman of the Board of Directors (Jean-Paul Kress), the Chief Executive Officer (Gil Beyen), the two Deputy General Managers (Jérôme Bailly and Eric Soyer), members of the Board of Directors and members of the executive committee.
The remuneration of directors and other members of the executive committee was as set forth in the table below.

	06/30/2020			06/30/2021
(amounts in thousands of euros)	Salary / fees	Retirement benefits	Share based payments	Salary / fees	Retirement benefits	Share based payments
Executive officers / VP and qualified person	639	11	171	593	11	254
Executive committee	593	11	19	764	12	183
Board of directors	147	0	29	153	—	1
Total	1,379	22	219	1,510	23	438
The Company has no other related parties.
6.OFF-BALANCE SHEET COMMITMENTS
The off-balance-sheet commitments as of December 31, 2020 have not changed significantly during the first half of 2021, except for the following commitments:

Sublease in the United-States
In May 2021, the Company signed a sublease agreement for a portion of its premises located in Cambridge. As part of this agreement, the Company received a security deposit in the form of a letter of credit in the amount of $59 thousand.